Filed pursuant to 424(b)(3)

Registration Statement No. 333-292153

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus dated December 29, 2025)

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Issuance of up to 13,025,574 Ordinary Shares

This prospectus supplement (this “Prospectus Supplement”) is being filed to update and supplement our prospectus dated December 29, 2025 contained in our Registration Statement on Form F-1 (Registration No.: 333-292153), as supplemented (as supplemented, the “Prospectus”), relating to the resale, from time to time of up to an aggregate of 13,025,574 ordinary shares of the Company, $0.00000000002502543568 par value per share (“Ordinary Shares”), by the selling stockholders named elsewhere in the Prospectus (“Selling Stockholders”). The Ordinary Shares included in the Prospectus consist of: (1) Ordinary Shares that the Company may, in its discretion, elect to issue and sell to one of the Selling Stockholders (the “SEPA Investor”), from time to time after the date of the Prospectus, pursuant to a Standby Equity Purchase Agreement the Company entered into with the Selling Stockholders on December 1, 2025, as amended (the “SEPA”), in which the SEPA Investor has committed to purchase from the Company up to $100,000,000 of the Company’s Ordinary Shares in an equity line of credit (the “Equity Line”), subject to the terms and conditions specified in the SEPA; (2) 300% of the Ordinary Shares that the Selling Stockholders may receive pursuant to the conversion of the principal amounts under convertible promissory notes in the aggregate principal amount of $14,375,000 held by the Selling Stockholders; (3) 300% of the Ordinary Shares that the Selling Stockholders may receive pursuant to the conversion of the principal amount under a convertible promissory note in the aggregate principal amount of $6,250,000 held by the Selling Stockholders; and (4) the Facility Fee (as defined in the Prospectus), which the Company agreed to pay to one of the Selling Stockholders.

Specifically, this Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with certain information set forth below and contained in our Report on Form 6-K, which was submitted to the U.S. Securities and Exchange Commission (the “SEC”) on February 6, 2026 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and this Prospectus Supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this Prospectus Supplement and any amendments or supplements carefully before you make your investment decision.

Our Ordinary Shares are listed on The Nasdaq Capital Market under the symbol “SMX” and our public warrants are listed on The Nasdaq Capital Market under the symbol “SMXWW”. On February 5, 2026, the closing price of our Ordinary Shares was $8.35.

Investing in our Ordinary Shares involves significant risks. You should read the section entitled “Risk Factors” beginning on page 24 of the Prospectus for a discussion of certain risk factors that you should consider before investing in our Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 6, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On February 5, 2026, SMX (Security Matters) Public Limited Company (the “Company”) and Target Capital 1 LLC (“Target”) entered into a Second Amendment to Standby Equity Purchase Agreement (the “Amendment”), which amends the terms of the Company’s Standby Equity Purchase Agreement, dated as of December 1, 2025, as amended and supplemented by that Amendment and Addendum to Standby Equity Purchase Agreement, dated as of December 9, 2025 (the “Agreement”).

The Amendment increased the size of the Commitment Amount under the Agreement from $100,000,000 to $250,000,000.

Through February 5, 2026, the Company has drawn down an aggregate of approximately $8.9 million from the Commitment Amount under the Agreement, and has issued an aggregate of 685,471 of its ordinary shares to Target as a result. The Company intends to continue to draw down from the Commitment Amount from time to time pursuant to the terms and conditions of the Agreement, as amended by the Amendment, and applicable law.

In addition, RBW Capital Partners LLC (a division of Dawson James Securities, Inc.), the placement agent for the offerings pursuant to the Agreement, as amended by the Amendment, has agreed that it will charge the Company a cash fee equal to (a) 4% for the first $20,000,000 of aggregate gross cash proceeds that may be drawn down from the Commitment Amount, (b) 3% for the next $80,000,000 of aggregate gross cash proceeds that may be drawn down from the Commitment Amount and (c) 2% for the last $150,000,000 of aggregate gross cash proceeds that may be drawn down from the Commitment Amount.

The foregoing is a brief description of the Amendment, and is qualified in its entirety by reference to the full text of such document, which is attached hereto as Exhibits 99.1.

Exhibit Number	Description
99.1	Second Amendment to Standby Equity Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 6, 2026

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer

Exhibit 99.1

SECOND AMENDMENT TO STANDBY EQUITY PURCHASE AGREEMENT

This Second Amendment (this “Amendment”) to that certain Standby Equity Purchase Agreement, dated as of December 1, 2025 (the “Original Agreement”), as amended and supplemented by that certain Amendment and Addendum to Standby Equity Purchase Agreement, dated as of December 9, 2025 (the “Prior Amendment”, and together with the Original Agreement, the “Agreement”), is entered into as of February 5, 2026 (the “Amendment Effective Date”), by and between SMX (Security Matters) Public Limited Company, an Irish public limited company (the “Company”), and Target Capital 1 LLC, an Arizona limited liability company (the “Investor”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

RECITALS

WHEREAS, the Company and the Investor are parties to the Agreement, pursuant to which the Investor committed to purchase up to $100,000,000 of the Company’s Ordinary Shares, subject to the terms and conditions set forth therein (the “Commitment Amount”);

WHEREAS, the Company and the Investor desire to amend the Agreement to increase the Commitment Amount; and

WHEREAS, except as expressly amended hereby, the Company and the Investor desire that the Agreement shall remain in full force and effect.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and in the Agreement, the parties agree as follows:

1. Amendment to Commitment Amount.

1.1 Increase of Commitment Amount. The definition of “Commitment Amount” in the Original Agreement, and each reference thereto throughout the Agreement, is hereby amended by replacing “$100,000,000” with “$250,000,000”.

1.2 Conforming References. Any and all references to the Commitment Amount in the Agreement shall be deemed amended to reflect the Commitment Amount of $250,000,000.

1.3 Facility Fee; No Increase. Notwithstanding anything to the contrary contained in the Agreement or any Transaction Document, the parties hereby acknowledge and agree that (i) the Facility Fee payable under the Agreement was calculated solely based on the original Commitment Amount of $100,000,000, (ii) the Facility Fee equal to two percent (2%) of $100,000,000 has been paid in full, and (iii) the increase of the Commitment Amount pursuant to this Amendment shall not give rise to, and shall not be deemed to trigger, any additional Facility Fee or any other fee of any kind.

2. No Other Amendments.

Except as expressly set forth in this Amendment, the Agreement (including the Prior Amendment) is not modified or amended in any respect and shall remain in full force and effect and is hereby ratified and confirmed.

3. Effect of Amendment.

From and after the Amendment Effective Date, all references in the Transaction Documents to the Agreement shall be deemed to refer to the Agreement as amended by this Amendment. In the event of any conflict between the terms of this Amendment and the terms of the Agreement or the Prior Amendment, the terms of this Amendment shall control.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the Amendment Effective Date.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	CEO

TARGET CAPITAL 1 LLC

By:	/s/ Dmitriy Shapiro
Name:	Dmitriy Shapiro
Title:	Managing Member